Exhibit 99.1

For Immediate Release - Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES A FOURTH QUARTER 2017 OPERATIONAL UPDATE, 2018 CAPITAL BUDGET, AND PUBLICATION OF ITS ANNUAL CORPORATE RESPONSIBILITY REPORT

CALGARY, ALBERTA (December 14, 2017) - Bellatrix Exploration Ltd. (“Bellatrix", "we", "our" or the "Company") (TSX, NYSE: BXE) is pleased to announce a fourth quarter 2017 operational update, including completion of its 2017 capital program with production volumes exceeding guidance, and reconfirmation of its bank credit facility borrowing base. In addition, Bellatrix is pleased to announce that its Board of Directors has approved a 2018 capital budget designed to deliver sustained total corporate production volumes supported by strong risk management protection over approximately 50% of forecast production and market diversification initiatives.

2017 Production Volumes Exceed Both Full Year Average and Exit Rate Guidance

Bellatrix completed its drilling program in mid-November with 2 gross (1.5 net) Spirit River liquids rich natural gas wells spud during the fourth quarter. Completion and tie-in operations during the fourth quarter included 6 gross (4.3 net) Spirit River wells and 1 gross (1.0 net) Cardium well.

Based on field estimates current production is approximately 36,600 boe/d, ahead of the Company’s previously announced exit rate guidance. Fourth quarter production volumes are expected to average approximately 36,500 boe/d, contributing to anticipated full year 2017 average production of approximately 36,750 boe/d.

	Estimated 2017 Results	2017 Annual Guidance	Estimated Results Versus Guidance
Average daily production (boe/d)	36,750	36,000	2%
Average product mix
Natural gas (%)	75	76	(1)%
Crude oil, condensate and NGLs (%)	25	24	1%

Credit Facilities Reconfirmed at $120 million

Bellatrix recently completed the semi-annual borrowing base redetermination under the Company’s $120 million syndicated revolving credit facilities (“Credit Facilities”), and is pleased to confirm that the borrowing base has been reconfirmed at $120 million, comprised of a $25 million operating facility and a $95 million syndicated facility. The next semi-annual redetermination is scheduled for May 2018, following completion of the Company’s year-end independent reserves evaluation. Other than approximately $50 million outstanding under the Credit Facilities as at November 30, 2017, the Company has no debt maturities until 2020, providing the Company with approximately $70 million of available liquidity, before deducting outstanding letters of credit.

2018 Capital Budget Maintains Flexibility While Delivering Sustained Production Volumes

Bellatrix is also pleased to announce that its Board of Directors has approved a 2018 capital budget of between $65 to $80 million, designed to achieve average production volumes of between 35,000 to 37,000 boe/d. The 2018 capital budget incorporates forward pricing expectations of approximately US$56.50/bbl WTI and $1.70/GJ AECO, underpinned by strong commodity price risk management protection.

The 2018 capital budget will remain flexible throughout the year, and will concentrate on profitable development of Bellatrix’s high rate of return investment opportunities and achievement of the following strategic objectives:

•	Completing construction of Phase 2 of the Bellatrix Alder Flats deep cut gas plant with commissioning planned to commence early in the second quarter of 2018.

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•	Optimizing forecast return on invested capital through a flexible drilling program focused on Spirit River liquids rich natural gas investment opportunities and higher liquids weighted opportunities in the Cardium play.
•	Maintaining a flexible approach to capital investment with the potential to accelerate or decelerate capital expenditures throughout the year.
•	Enhancing funds flow from operations through optimal delivery of production volumes during periods of stronger commodity prices by leveraging Bellatrix’s controlled infrastructure and firm service delivery capacity.
•	Preserving liquidity and balance sheet strength.
•	Continuing to work on cost suppression activities through ongoing technological and operationally focused initiatives.

Managing a flexible capital program provides the opportunity to effectively utilize Bellatrix’s infrastructure, takeaway capacity and market egress. These competitive strengths allow the Company to proactively manage production volumes during periods of commodity price volatility in order to optimize funds flow. To that end, Bellatrix plans to deliver higher production volumes during the first quarter with lower production volumes anticipated in the second quarter given a 25% higher first quarter 2018 AECO forward strip price compared with the second quarter of 2018. With excess firm transportation capacity and infrastructure control, Bellatrix remains well positioned to manage volumes proactively during periods of market volatility.

Bellatrix’s management believes that maintaining production at current throughput levels is appropriate given current forward strip commodity prices, thereby preserving the significant value of the Company’s undeveloped asset base. Bellatrix plans to fund the 2018 capital budget through a combination of funds flow from operations, funding transactions including potential non-core asset dispositions, and bank line utilization if necessary, while maintaining adequate liquidity and managing total net debt levels year over year.

2018 Guidance
Production (boe/d)
2018 Average daily production	35,000 - 37,000
Production Mix (%)
Natural gas	74
Crude oil, condensate and NGLs	26
Net Capital Expenditures ($000)(1)
Total net capital expenditures	65,000 - 80,000
Expenses
Production expense ($/boe)(2)	7.50 - 7.90

(1) Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix's partner’s 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2018.

(2) Production expenses before net processing revenue/fees.

2018 Capital Budget Underpinned by Strong Commodity Price Risk Management Protection and Market Diversification Initiatives

During the fourth quarter of 2017, Bellatrix added to its commodity price risk management protection for calendar 2018 in order to further reduce the impacts of price volatility on our business. Bellatrix has 66.1 MMcf/d of 2018 natural gas volumes hedged at an average fixed price of approximately $3.06/mcf, representing approximately 40% of forecast 2018 natural gas volumes. Bellatrix has also recently diversified its natural gas price exposure through physical sales contracts that give the Company access to the Dawn, Chicago, and Malin natural gas pricing hubs. The contracts run from February 2018 through October 2020 and cover approximately 45 MMcf/d. This long-term diversification strategy reduces Bellatrix’s exposure to AECO pricing on approximately 26% of the Company’s forecast 2018 natural gas volumes. In combination, the market diversification sales and fixed price hedges cover approximately 2/3 of natural gas volumes in 2018.

In aggregate, Bellatrix’s hedging program is part of its overall risk management strategy providing reduced commodity price volatility and greater assurance over future revenue and operating funds flow which help drive the capital and reinvestment decisions within our business. Bellatrix’s 2017 and 2018 commodity price risk management contracts as at December 13, 2017 include:

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Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	October 1, 2017 to December 31, 2017	111.1 MMcf/d	$3.13/mcf
Natural gas	Fixed price swap	January 1, 2018 to December 31, 2018	66.1 MMcf/d	$3.06/mcf
Natural gas	AECO basis swap	April 1, 2018 to October 31, 2018	10,000 MMBtu/d	US$1.24/MMBtu
Crude oil	Fixed price swap	January 1, 2018 to December 31, 2018	500 bbl/d	$69.28/bbl
Propane	Fixed price differential	October 1, 2017 to December 31, 2017	2,000 bbl/d	51% of NYMEX WTI
Propane	Fixed price differential	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI
(1) Prices for natural gas fixed price swap contracts assume a conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.3Mj/m3.

Corporate Responsibility Report Released

Bellatrix is dedicated to achieving industry leading economic results in an environmentally responsible, compliant and safe manner. Bellatrix has released its second annual Corporate Responsibility Report which has been posted to our website at www.bxe.com. The report content is designed to provide context around our corporate responsibility initiatives and represents an extension of our ongoing commitment to providing enhanced disclosure and stakeholder engagement.

Reader Advisories:

BARRELS OF OIL EQUIVALENT: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

NON-GAAP MEASURES: This press release contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the Company’s most recent management’s discussion and analysis, which may be accessed through the SEDAR website (www.sedar.com). Funds flow from operations per share is calculated using the weighted average number of shares for the period.

FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of applicable securities laws. More particularly and without limitation, this press release contains forward-looking statements pertaining to: the Company’s estimated fourth quarter and full year 2017 production volumes; the expectation that the Company will have no debt maturities (other than bank debt) until 2020; the Company’s anticipated 2018 capital budget, including the strategic objectives of such budget and the details of the expenditures and expected timing of such expenditures relating to such budget; 2018 guidance, including expected future production volumes, production mix, and production expenses; expectations regarding outstanding bank debt and available liquidity; expectations regarding future commodity prices; expectations regarding completion of Phase 2 of the Bellatrix Alder Flats deep cut gas plant; expectations that funds flow from operations can be enhanced through optimal delivery of production volumes during periods of stronger commodity prices; expectations that the Company will be able to manage its capital program to effectively utilize the Company’s infrastructure, takeaway capacity and market egress; expectations that Bellatrix is well positioned to manage volumes proactively during periods of market volatility; plans to fund the Company’s 2018 capital budget; the expected details and objectives of the Company’s hedging program; plans to diversify the Company’s natural gas pricing exposure away from AECO; and plans to maintain adequate liquidity and manage total net debt levels year over year.

To the extent that any forward-looking statements contained herein constitutes a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to maintain in good standing under agreements governing the Company’s outstanding indebtedness, failure to complete funding transactions when expected or necessary, any actions taken by the Company’s lenders that require the Company to repay indebtedness earlier than expected, and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

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In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; the ability to complete funding transactions when expected or as necessary, the ability to maintain in good standing under agreements governing the Company’s outstanding indebtedness, field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bxe.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 - 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bxe.com

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